SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
Amendment No. 2

Peter Kiewit Sons’, Inc.

(Name of Subject Company (Issuer))

Peter Kiewit Sons’, Inc.

(Name of Filing Person (Offeror))

Common Stock,
par value $0.01 per share

(Title of Class of Securities)

N/A

(Cusip Numbers of Class of Securities)

Tobin A. Schropp
Senior Vice President, General Counsel and Secretary
Peter Kiewit Sons’, Inc.
Kiewit Plaza
Omaha, Nebraska 68131
Telephone: 402-342-2052

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Filing Person(s))

Copies to:

John S. D’Alimonte
David K. Boston
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
Telephone: (212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$403,256,472	$47,463

(1)	Estimated for purposes of calculating the amount of the filing fee only in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, based on the formula price per share of the common stock of Peter Kiewit Sons’, Inc. (calculated pursuant to its Restated Certificate of Incorporation) to be received by Peter Kiewit Sons’, Inc. from stockholders participating in the tender offer, assuming that each stockholder validly tenders the maximum specified percentage of shares.

(2)	A portion of the filing fee has been offset by the amount of the filing fee previously paid by Kiewit Investment Fund LLLP, formerly known as Kiewit Employees Diversified Investment Fund L.P., as described below. This previously paid filing fee in the amount of $50,680 related to a transaction valuation of $400,000,000. An additional filing fee in the amount of $384 has been paid to cover the increase in the transaction valuation from $400,000,000 to $403,256,472.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $50,680	Filing party: Kiewit Investment Fund LLLP (f/k/a Kiewit Employees’ Diversified Investment Fund L.P.)

Form or Registration No.: 333-119396	Date Filed: September 30, 2004

☐	Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          Peter Kiewit Sons’, Inc., a Delaware corporation (“Kiewit”), hereby amends and supplements the Tender Offer Statement on Schedule TO of Kiewit, originally filed on September 30, 2004, as amended and restated by Amendment No. 1, filed on May 17, 2005 (as so amended, the “Schedule TO”), with respect to the offer by Kiewit (the “tender offer”) to purchase up to 38% of the shares of its common stock, par value $0.01 per share (“Kiewit Stock”), held by each holder of Kiewit Stock (each, a “Kiewit Stockholder”), rounded to the nearest whole share (with 0.5 of a share rounded up to the next whole share), for $37.55 per share (the formula price of a share of Kiewit Stock), in cash.

          The tender offer is subject to the terms and conditions described in the offer to purchase relating to the tender offer and the related letter of transmittal (each of which was filed as an exhibit to Amendment No. 1 to the Schedule TO). The tender offer will expire at 11:59 p.m. Omaha time, on June 28, 2005, unless extended.

          Capitalized terms used and not defined herein have the meanings given to them in the offer to purchase.

          The Schedule TO, which incorporates by reference the information contained in the offer to purchase, is hereby amended and supplemented as follows:

          1. The following language is hereby inserted as the penultimate paragraph in Section 6 – Conditions to the Tender Offer on page seven of the offer to purchase:

The determination of whether all conditions to the tender offer are satisfied (or waived) will be made by Kiewit prior to the expiration date for the tender offer.

          2. The fourth paragraph in Section 15 – Extension of Tender Period; Termination; Amendment on page 12 of the offer to purchase is hereby amended and restated in its entirety as follows:

If the conditions indicated in Section 6 — “Conditions to the Tender Offer” have not been met, Kiewit reserves the right, in its sole discretion, so long as shares of Kiewit Stock have not been accepted for payment, to delay acceptance for payment of any shares of Kiewit Stock or to terminate the tender offer and not accept for payment any shares of Kiewit Stock. Kiewit does not intend to terminate the tender offer unless any of the conditions to the tender offer has not been met (or waived).

          3. The following language is hereby inserted as the second paragraph in Section 4 — Procedures for Tendering Shares of Kiewit Stock on page 5 of the offer to purchase:

KIEWIT DOES NOT VIEW THE CERTIFICATION CONTAINED IN THE LETTER OF TRANSMITTAL THAT THE KIEWIT STOCKHOLDER SIGNING SUCH LETTER OF TRANSMITTAL HAS RECEIVED AND READ THE OFFER TO PURCHASE AS A WAIVER OF LIABILITY. KIEWIT REPRESENTS AND WARRANTS THAT IT WILL NOT ASSERT THAT SUCH CERTIFICATION BY ANY KIEWIT STOCKHOLDER CONSTITUTES A WAIVER OF LIABILITY.

          The Form of Letter of Transmittal included as Exhibit (a)(1)(B) to Amendment No. 1 to the Schedule TO is hereby amended and supplemented as follows:

          1. The following language is hereby inserted in bold typeface as the second paragraph on page eight of the form of letter of transmittal:

KIEWIT DOES NOT VIEW THE FOREGOING CERTIFICATION THAT THE UNDERSIGNED HAS RECEIVED AND READ THE OFFER TO PURCHASE AS A WAIVER OF LIABILITY. KIEWIT REPRESENTS AND WARRANTS THAT IT WILL NOT ASSERT THAT SUCH CERTIFICATION BY THE UNDERSIGNED CONSTITUTES A WAIVER OF LIABILITY.

Item 12. Exhibits.

Exhibit Number	Exhibit Name

(a)(1)(A)	Offer to Purchase*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Letter to Kiewit Stockholders*

*	Previously filed.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Peter Kiewit Sons’, Inc.
By:	/s/ Tobin A. Schropp
Name:	Tobin A. Schropp
Title:	Senior Vice President, General Counsel and Secretary

Dated: June 10, 2005

EXHIBIT INDEX

Exhibit Number	Exhibit Name

(a)(1)(A)	Offer to Purchase*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Letter to Kiewit Stockholders*

*	Previously filed.